FOLEY & LARDNER LLP
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
	July 27, 2005	www.foley.com

WRITER’S DIRECT LINE
414.297.5640
jolson@foley.com EMAIL

CLIENT/MATTER NUMBER
Via Edgar And Overnight Mail		075105-0106
U.S. Securities and Exchange Commission
Attention: Mr. Mark S. Webb
Division of Corporation Finance
Mail Stop 0408
Washington, DC 20549

Re:	First Business Financial Services, Inc.
Amendment No. 2 to Registration Statement
on Form 10 (File No. 000-51028)
Ladies and Gentlemen:
     On behalf of our client, First Business Financial Services, Inc., a Wisconsin corporation (the “Corporation”), enclosed please find one hard copy of Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form 10 File No. 000-51028 (the “Registration Statement”), which Amendment was filed today via EDGAR with the Commission. The hard copy is marked to show the changes between the Amendment and Amendment No. 1 to the Registration Statement as filed on June 24, 2005. In addition, set forth in this letter are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter (the “Comment Letter”), dated July 8, 2005, with respect to Amendment No. 1 to the Registration Statement as filed on June 24, 2005. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type). Capitalized terms not otherwise defined herein shall have their respective meanings set forth in the Amendment or as used in the Comment Letter, as applicable. In addition, please find the written statement of the Company requested by the Staff in the Comment Letter.
Business
Regulation – page 17
     1. Although you acknowledge that you “meet all capital requirements,” you have not specifically disclosed your position with regard to each regulatory requirement. Therefore, we reissue our previous comment 2:

BOSTON	JACKSONVILLE	NEW YORK	SAN DIEGO/DEL MAR	TAMPA
BRUSSELS	LOS ANGELES	ORLANDO	SAN FRANCISCO	TOKYO
CHICAGO	MADISON	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.
DETROIT	MILWAUKEE	SAN DIEGO	TALLAHASSEE	WEST PALM BEACH

Mr. Mark Webb
July 27, 2005

Previous Comment 2:
You discuss the regulatory requirements for the banks but do not include whether you meet them. For example, on page 17, you say that the “Banks’ deposits are insured up to applicable limits” but do not disclose under which category they are classified. Similarly, on page 18, you discuss the minimum total capital to risk-weighted assets required but never discuss your own percentage. Please revise this section to include your position with regard to each regulatory requirement.
               The Corporation has revised the referenced subsection on page 18 of the Amendment by including a statement within the discussion on Insurance of Deposits that affirmatively states the Banks are well capitalized. In the Regulatory Capital Requirements discussion the Corporation has added a table that discloses the actual Capital Ratios for the Banks as compared to the requirements as determined by the Federal Reserve Bank and the FDIC.
Item 2. Financial Information
Recent Developments
     2. We note the Form 8-K filed on June 24, 2005 announcing the resignation of the President and CEO of First Business Capital Corp. Please update the Recent Developments section to reflect this announcement and make corresponding changes throughout the document to reflect the departure of Mr. Munhofen.
               As noted by the Staff, Mr. Munhofen resigned from his positions with the Corporation and all references to Mr. Munhofen have been changed as necessary. In response to the Staff’s comment, the Corporation has added a new subsection, “MD&A – Recent Developments – Resignation of Executive Officer,” on page 28 of the amendment. The Corporation has also added new subsections “– Resignation of Director,” disclosing the retirement of Donald D. Wahlin from the Board of Directors effective July 18, 2005, and “– Appointment of New Director,” disclosing the election of Mark D. Bugher to the Board of Directors also as of July 18, 2005. Biographical disclosures for Mr. Wahlin have been removed and replaced with such disclosures for Mr. Bugher.
Five-Year Summary, page 24
     3. Please reconcile the line time titled “Gain on sale of unconsolidated subsidiary” of $973,000 to the “Recent Developments, Sale of m2 Lease Funds” section of MD&A on page 26 that states this was a sale of a 50% interest in a commercial finance joint venture.
               The Corporation has revised the “Five Year Summary” on Page 25 of the Amendment by renaming the referenced line item as “Gain on sale of 50% owned joint venture”.

Mr. Mark Webb
July 27, 2005

     4. Considering the sale accounts for 62% of net income for the three-months ended March 31, 2005, please cross reference this line item to the discussion of the sale in MD&A on page 26 and to Note 7, “Sale of Unconsolidated Subsidiary” on page 116 of the financial statements for the three-months ended March 31, 2005.
               The Corporation has added a footnote to the “Five Year Summary” to cross reference the subject line item to the discussion of the sale in MD&A on page 27 of the Amendment and to Note 7 to the December 31, 2004 Consolidated Financial Statements on page 117 of the Amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations – Comparison of Three Months ended March 31, 2005 and 2004, page 30
     5. We refer to the “Provision for Loan and Lease Losses” on page 32. Please quantify the increase in classified loans and the decrease in non-accrual loans and leases. Describe if these problem assets were classified as substandard, doubtful or special mention and if there are any concerns as to whether there is a collateral shortfall that could result in establishing a specific allowance for loan losses.
               In response to the Staff’s comment, the Corporation has added additional explanation and quantification to the referenced subsection on page 33 of the Amendment.
Financial Statements for the Years ended December 31, 2004 and 2003, page 61
Note 1. Summary of Significant Accounting Policies and Nature of Operations – Pro Forma Stock Option Information – page 73
     6. Based on your response to Comment 10, please state in the footnote why expected volatility was not included as part of the assumptions used to determine the fair value of the options granted and how your volatility assumptions will change once the company’s shares are actively traded.
               The Corporation has added additional disclosure in the referenced subsection in “Note 1 to the December 31, 2004 Consolidated Financial Statements – Summary of Significant Accounting Policies and Nature of Operations” on page 74-75 of the Amendment in response to the Staff’s comment.
Note 2. Restatement of Prior Year’ Consolidated Financial Statements, page 75
     7. We refer to your response to Comment 11 and to the revised third paragraph in MD&A on page 35 that states the $1.4 million income from written options in 2003 was due to fair value changes related to an increase in the observed market price for BBF

Mr. Mark Webb
July 27, 2005

shares combined with a decrease in the observed market price for FBFS shares. Please explain to us and describe in MD&A how you determined the market price for BBF and FBFS shares during 2003 since BBF shares do not appear to be traded and FBFS shares have limited private trading. Refer to Item 9, “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” on page 58.
               The Corporation has revised “MD&A – Comparison of Years Ended December 31, 2003 and 2002 – Written Options” on page 37 of the Amendment to disclose the fact that BBG shares had traded between unrelated parties in private transactions thereby establishing a market price that was input into the model used in determining the fair value of the written options.
Note 3. Written Option – page 77
     8. Please provide the following information with respect to your response to Comment 13 and to the disclosure in the first paragraph of the “Written Options” section in MD&A on page 35:
•	As requested previously, please tell us and state in MD&A how the dual indexing of the fair value of the options has affected the methodology used to determine the fair value the options on the date they were issued, when the options were modified in 2002 and when they were exercised in 2004.

•	Tell us and explain in MD&A what you mean when you state in MD&A that the conversion formula eliminated any potential dilution of book values.
               The written options were dual indexed and were exercisable based upon the ratio of the BBG book value per share to the FBFS book value per share. Therefore, at inception, if the options had been exercisable, BBG shares would have been convertible into shares of FBFS based upon the number of FBFS shares at book value that could be purchased for $24.90. There was no established public market for either FBFS or BBG shares at the time of this transaction, however shares of FBFS were privately traded. The written options were dual indexed such that the monetary value of the options increased in relation to the increases in the fair value, per share, of FBFS’ common stock as compared to FBFS’ book value per share and decreased in relation to the increases in the fair value, per share, of BBG’s common stock as compared to BBG’s book value per share.
               In November, 2002, the written options were modified to eliminate the contingency of BBG having at least $1.00 of annual net income and to make the initial exercise date April 1, 2004. This modification affected the valuation of the option to the extent that the projected exchange ratio would be based on data as of December 2003 instead of December 2002. In 2003, BBG had net income in excess of $1.00 and thus the options would have become and did become exercisable on April 1, 2004 notwithstanding the modification. At this first date that the options were exercisable both indexes, the book value per share of FBFS and the book value per share of BBG, of this dual indexed option were known. The valuation reflected this

Mr. Mark Webb
July 27, 2005

information even though BBG shareholders were not obligated to exercise their options. The options became exercisable on April 1, 2004 for a 60 day period occurring then and each subsequent year after audited financial statements were available and remained exercisable indefinitely. All shareholders of BBG exercised their options and tendered all BBG shares in 2004.
               “Note 3 to the December 31, 2004 Consolidated Financial Statements – Written Option” on page 78 of the Amendment has similarly been revised in response to the Staff’s comment.
               In response to the second point the Corporation has revised “MD&A – Comparison of Years Ended December 31, 2003 and 2002 – Written Options” on page 37 of the Amendment to clarify the Corporation’s intent to maintain the same book value per share for the FBFS shareholders after the exercise of the written options as compared to the book value per share prior to the exercise of the options.
     9. With respect to your response to Comment 14 and to the disclosure in the second paragraph of the “Written Options” section in MD&A on page 35, please provide us with the following information:
•	Describe in this section and tell us why the valuation model for the written options has considered the volatility of the FBFS shares but you state in your response to Comment 10 that as a nonpublic entity you do not consider the expected volatility of the stock over the life of the option.

•	Tell us why the valuation model was unable to include the effects on the value of the BBG and FBSF shares resulting from the fact that the consolidated operating results of FBSF include the proportionate share of its 51% ownership of BBG.

•	Explain to us and describe in MD&A how the stock price of BBG was determined considering it does not appear to be either publicly or privately traded.
               The written option was recorded at fair value as required by generally accepted accounting principles. The fair value model used required volatility as an input. The written options were granted to shareholders of BBG and not employees. The minimum value method which excludes volatility is permitted under SFAS 123 only for employee stock options and is not available for valuing other types of written options.
               To the extent that the consolidated financial information of FBFS affected the market value per share of FBFS stock and the financial information of BBG affected the market value per share of BBG stock, such information also affected the value of the written options.

Mr. Mark Webb
July 27, 2005

               Neither stock was traded in any established public market, however both stocks were privately traded between unrelated parties. Those trades were used to establish prices for the basic assumptions input in the valuation model to determine fair value of the written options at each report date.
               In response to the Staff’s comments, “MD&A – Comparison of Years Ended December 31, 2003 and 2002 – Written Options” on page 37 of the Amendment has been revised to include further explanation.
Note 16. Income Taxes – page 93
     10. We refer to your response to Comment 19. Please tell us and state in the footnote why you consider the Company’s sales of earning assets to FBB-Milwaukee, your wholly owned subsidiary, will result in increased net income that will permit the use of the NOL carryforwards before they expire. Tell us if the net income you refer to is taxable net income and not to net income determined by generally accepted accounting principles.
                In response to the Staff’s comment, the Corporation revised “Note 16 to the December 31, 2004 Consolidated Financial Statements – Income Taxes” to clarify the tax planning strategy related to the increase of FBB – Milwaukee’s taxable earnings, if necessary, to utilize the NOLs prior to expiration.
Financial Statements for the three-months ended March 31, 2005
Note 7, Sale of Unconsolidated Subsidiary, Page 116.
     11. Please reconcile the footnote which states the company sold its 50% interest in the commercial finance joint venture with the income statement on page 109 that refers to the gain on sale of unconsolidated subsidiary of $973,000.
               The Corporation has revised all references to the sale of m2 Lease Funds LLC to reflect that the transaction was the cash sale of the Corporation’s 50% interest in a joint venture.
     12. Assuming the sale was of an unconsolidated subsidiary, please explain in the footnote and tell us the basis for recording the gain on sale of unconsolidated subsidiary. Discuss in your response how you considered the requirements of FIN 46R for consolidating a variable interest equity in which the Company is the primary beneficiary.
               The Corporation sold its 50% interest in a joint venture in a cash sale to the owner of the other 50% interest. The Corporation retains no ownership interest nor does it have any continuing involvement in m2 Lease Funds LLC. The Corporation has attached a file memo that describes m2 Lease Funds LLC, FIN 46R considerations and the sale transactions.

Mr. Mark Webb
July 27, 2005

     13. Disclose the related party nature of the transaction considering the Company sold its 50% interest in M2 Lease Funds to its partner. Refer to Letter to Shareholders dated January 14, 2005 in the “Letters to Shareholders” section of your website www.fbfinancial.com.
               In response to the Staff’s comment, the Corporation has added clarifying language to “Note 7 to the Unaudited March 31, 2005 Interim Financial Statements – Sale of 50% Owned Joint Venture” and to “Note 23 to the December 31, 2004 Consolidated Financial Statements – Sale of 50% Owned Joint Venture”.
     14. Explain how you determined the gain of $973,000 on the sale of your 50% interest considering:
•	State Financial Services Corp. acquired only an 80% interest in M2 for $3.6 million. Refer to Note F, “Acquisitions” of the financial statements of State Financial Services in their Form 10-Q for the three months ended March 31, 2005, File No. 000-18166.

•	Your 50% equity interest was $1.3 million as of December 31, 2004 and M2 Lease Funds had loans payable to the Company totaling $13.4 million as of December 31, 2004.

•	The current payment status of these $13.4 million of loans payable to the Company by MC Lease Funds. Refer to Note 10, “Other Assets” on page 85.

•	Any continuing interests retained by the Company in M2 Lease Funds considering the total sale was for only 80% of the total equity of M2. Explain why the retention of any interest by the Company has not precluded gain recognition on the sale of the Company’s 50% equity interest.

•	Mr. Englebrecht, the founder and current Chief Executive Officer of M2 will retain an ownership interest in M2 Lease Funds and continue to be its CEO. Refer to Business Wire dated January 5, 2005 titled “State Financial Services Corporation Announces Agreement to Acquire 80% Ownership of Equipment Lease Company”.
               For the purpose of clarification the attached file memo describes m2 Lease Funds LLC and explains the m2 Lease Funds LLC sale transaction and the facts surrounding the complete termination of ownership interest and continuing involvement in m2 Lease Funds LLC.

Very truly yours,

/s/ John M. Olson
John M. Olson

Mr. Mark Webb
July 27, 2005

cc:	Edwin Adames
John P. Nolan
Kathryn McHale
Securities and Exchange Commission
Jerome J. Smith
Corey Chambas
James Ropella
Joan LaCroix
First Business Financial Services, Inc.
Mark T. Plichta
Foley & Lardner LLP
Richard A. Brown
KPMG LLP

m2 Lease Funds LLC
Memorandum to File
m2 Lease Funds LLC (m2) is a limited liability company, engaged in the business of leasing, primarily machinery and equipment, to commercial and industrial businesses under direct financing lease contracts. Lessors are required to maintain, repair and insure all machinery and equipment, pay all taxes assessed, and bear the risk of suitability and physical damage. The majority of the leases are on machinery and equipment located in Wisconsin.
m2 was created as a limited liability company on January 6, 1998. It was initially capitalized with a cash investment for members units in the amount of $250,000 by First Business Financial Services, Inc. (FBFS) and $250,000 by John Englebrecht, m2’s Chief Executive Officer. FBFS and John Englebrecht also each loaned m2 $100,000 in the form of subordinated notes. The amount of capital contributed by Englebrecht was not financed nor was any financing guaranteed by FBFS or an FBFS affiliate.
Due to its 50% equity and voting interest in m2, FBFS accounted for its investment in m2 under APB No. 18, on the equity method. During 2001 FBFS transferred its 50% interest in m2 to First Business Bank (FBB), a wholly-owned subsidiary of FBFS.
In 2003 m2 repaid $100,000 subordinated notes, $50,000 to each of FBFS and Englebrecht. The remaining $100,000 in subordinated notes bore interest at 6% and were due December 31, 2005. (Upon the cash sale of its 50% interest in m2 to Englebrecht in January 2005, the $50,000 subordinated note to FBFS was also repaid.)
m2 engaged in direct lease financing of machinery and equipment to commercial borrowers. Certain direct financing leases made to customers of FBB were originated by m2 and subsequently

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sold to FBB at par plus a fee for origination and servicing. The remainder of the direct financing leases originated were closed and funded by m2. m2 obtained secured financing from FBB and other banks not affiliated with FBFS or m2. The loans from FBB and banks unrelated to FBB and m2 were collateralized by the leased equipment and were made on terms and interest rates obtainable in the marketplace for similar loans and collateral.
At December 31, 2004 and 2003, m2 had bank loans outstanding of approximately $21.6 million, and $20.0 million, respectively. $13.4 million and $13.5 million of those loans were from FBB and were secured by direct financing leases of m2. FBB sold, without recourse, participations of $8.4 million and $9.0 million in those loans at December 31, 2004 and 2003, respectively to unrelated banks. At December 31, 2004 FBB was at risk for $5.0 million in outstanding secured loans to m2.
m2 had its own leasing officers and its own chief financial officer, none of whom are or were ever employees of FBFS or its consolidated subsidiaries. m2 serviced all of its direct financing leases and had its own lease accounting system.
m2 had office space for one of its lease originators and one lease administrator in space leased from FBFS. m2 also leased space for its CFO from a subsidiary of FBFS.
FBFS provided certain support and accounting services and internal audit services to m2. Payments received by FBFS under this arrangement totaled $74,000 in 2004 and $70,000 in 2003.
Pursuant to the terms of the LLC Operating Agreement of m2, in the event of the termination of employment of Englebrecht, FBB would have an obligation to either purchase all of Englebrecht’s units at a purchase price determined by mutual agreement or by an independent appraisal, or to effect dissolution of m2. Conversely, Englebrecht could acquire FBB’s interest at a purchase price determined by mutual agreement or independent appraisal.

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In January 2005, FBB sold its 50% interest in m2 to Englebrecht for a cash price of $2.1 million. Such amount represented a gain of $973,000 over FBB’s investment, at equity, in m2. Neither FBB nor any of its consolidated subsidiaries or affiliates retained any interests in the ownership of m2. The purchase price was final upon closing. FBFS did not provide or guarantee any financing arrangement to m2 or to Englebrecht in the transaction. At the time of the sale, FBFS ceased providing any administrative services to m2. Also at the time of the sale, FBB had outstanding loans to m2 secured by certain direct financing leases owned by m2 totaling $5.0 million. FBB also serviced certain loans to m2 where participations had been sold to unrelated banks. Such loans also were secured by m2 direct financing leases. m2 repaid these loans in full on January 18, 2005.
Throughout the period of its 50% interest in m2 neither FBFS nor any of its consolidated subsidiaries or affiliates have either voting or ownership control over m2 and m2 operated as a separate business from FBFS.
Neither FBFS nor any of its subsidiaries or affiliates were involved in the subsequent sale by m2 of an 80% interest to an unrelated company, State Financial Services Corp. FBFS received no proceeds from the sale by m2 to State Financial Service Corp. FBB continued as a secured lender, along with other unrelated banks, to m2 until all of those loans were paid in full as of January 18, 2005.
m2 continues to service the certain direct financing leases owned by FBB. Englebrecht is not affiliated with FBFS in any way since the sale by FBB of its interest in m2 in January, 2005.
m2 constituted a “business” as defined in Appendix C of Interpretation 46 at inception and throughout the period in which FBFS had a 50% interest and m2 continued to constitute a business subsequent to the sale by FBFS of its 50% interest. FBB’s secured loans to m2 were made in the

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normal course of business on terms available to m2 in the marketplace and could be replaced by m2 on similar terms with unrelated banks. The majority of loans made by FBB to m2 were sold without recourse to unrelated banks at par.
Because m2 is a business, FBB’s investment in m2 is scoped out of Interpretation 46 and therefore equity accounting is applied. Even if it were not scoped out it would not meet any of the provisions of paragraph 5 requiring consideration for consolidation.
FIN 46 — Paragraph 5 Comments
a.	The total equity investment at risk by both 50% members provided equally by each of the 50% members in the year m2 was formed was sufficient to permit its business activities without additional subordinated financial support by any parties, including equity holders. From inception m2 did not forecast losses and it has been profitable from inception. All equity investments were funded in cash by the two 50% members. No part of the investment by Englebrecht was funded by loans or guarantees of loans by FBFS or its affiliates. Both members’ equity interests participate fully in profits and loans and have equal voting rights. Subordinated notes of $200,000, funded in cash equally by each investor, were added after inception to assure m2 would be able to avail itself of secured financing from unrelated financial institutions on competitive terms and rates.

All secured financing obtained by m2 from FBB and unrelated banks carried terms available to m2 in the marketplace. None of the secured loans from FBB were subordinated to any other creditor claims on m2. FBB has never incurred any loss on these secured loans, nor have any unrelated banks.

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b.	Both members had equal voting rights proportional to their 50/50 ownership rights and shared equally in profits and losses of m2. Certain fees were paid by m2 to FBFS for renting space in FBFS facilities and for certain defined administrative services rendered. The fees paid were negotiated with m2 and deemed to be at market prices for the services rendered and constituted about 5% of m2’s non-interest expenses. Both members also shared equally in the right to receive any residual returns of m2. Neither member was protected from losses of m2 nor was either guaranteed a return on their investment. Englebrecht was CEO of m2 and was compensated at fair amounts for his services rendered. Englebrecht was never an employee of FBFS.
From its inception m2 had positive cash flow from operating activities and did not need to rely on any additional financial support for operating purposes from either of its members.
Conclusion
FBFS has concluded that its interest in m2 was not within the scope of FIN 46R and was properly accounted for on the equity method under APB No. 18. However, even if it was within the scope of FIN 46R, it would not be subject to consolidation considerations under FIN 46R because none of the conditions in paragraph 5 existed and therefore would be accounted for on the equity method.

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July 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Mark Webb
Legal Branch Chief
Division of Corporate Finance

Re:	First Business Financial Services, Inc.
Amendment No. 2 to Registration Statement
on Form 10 (File No. 000-51028)
Ladies and Gentlemen:
     On behalf of First Business Financial Services, Inc., a Wisconsin corporation (the “Company”), and as requested in the letter dated July 8, 2005, from Mark Webb, Legal Branch Chief of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), the undersigned acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	comments of the Commission staff (the “Staff”) or changes to disclosure in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FIRST BUSINESS FINANCIAL SERVICES, INC.

By:	/s/ JEROME J. SMITH

Jerome J. Smith
Chief Executive Officer